UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

The Gap, Inc.

(Name of Issuer)

Common Stock, $.05 par value

(Title of Class of Securities)

364760108

(CUSIP Number)

February 3, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                    ☐              Rule 13d-1(b)

                                    ☒             Rule 13d-1(c)

                                    ☐          Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 364760108

1		NAME OF REPORTING PERSON ESL Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 20,459,406
NUMBER OF SHARES BENEFICIALLY	6	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 20,459,406
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,970,601
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 364760108

1	NAME OF REPORTING PERSON ESL Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 6,612,310
NUMBER OF SHARES BENEFICIALLY	6	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 6,612,310
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,970,601
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 364760108

1		NAME OF REPORTING PERSON Tynan, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 40,934
NUMBER OF SHARES BENEFICIALLY	6	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,970,601
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 364760108

1		NAME OF REPORTING PERSON RBS Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 27,071,716
NUMBER OF SHARES BENEFICIALLY	6	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 27,071,716
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,970,601
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 364760108

1		NAME OF REPORTING PERSON ESL Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 27,071,716
NUMBER OF SHARES BENEFICIALLY	6	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 27,071,716
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,970,601
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 364760108

1		NAME OF REPORTING PERSON Edward S. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
	5	SOLE VOTING POWER 34,929,667
NUMBER OF SHARES BENEFICIALLY	6	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 27,163,026
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,970,601
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 364760108

1		NAME OF REPORTING PERSON William C. Crowley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
	5	SOLE VOTING POWER 40,934
NUMBER OF SHARES BENEFICIALLY	6	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,970,601
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
12	TYPE OF REPORTING PERSON IN

ITEM 1 (a):    Name of Issuer:

The Gap, Inc. (the “Issuer”).

ITEM 1(b):          Address of Issuer’s Principal Executive Offices:

2 Folsom Street, San Francisco, CA 94105

ITEM 2(a):     Name of Person Filing:

ESL Partners, L.P.

ESL Investors, L.L.C.

Tynan, LLC

RBS Partners, L.P.

ESL Investments, Inc.

Mr. Edward S. Lampert

Mr. William C. Crowley

ITEM 2(b):          Address of Principal Business Office or, if None, Residence:

ESL Partners, L.P., ESL Investors, L.L.C., Tynan, LLC, RBS Partners, L.P., ESL Investments, Inc., Mr. Edward S.
                        Lampert and Mr. William C. Crowley:

200 Greenwich Avenue,
                        Greenwich, CT 06830.

ITEM 2(c):          Citizenship:

ESL Partners, L.P. – Delaware

ESL Investors, L.L.C. – Delaware

Tynan, LLC – Delaware

RBS Partners, L.P. – Delaware

ESL Investments, Inc. – Delaware

Mr. Edward S. Lampert – United States

Mr. William C. Crowley – United States

ITEM 2(d):          Title of Class of Securities:

Common stock, $0.05 par value (the “Common Stock”)

ITEM 2(e):          CUSIP Number:

364760108

ITEM 3:         If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),
                        Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4:         Ownership.

ITEM 4(a)      Amount Beneficially Owned:

34,970,601 shares of Common Stock.

This statement is being filed by a group consisting of ESL Partners, L.P., a Delaware limited partnership (“Partners”), ESL Investors, L.L.C., a Delaware limited liability company (“Investors”), Tynan, LLC, a Delaware limited liability company (“Tynan”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“Investments”), Edward S. Lampert and William C. Crowley, both United States citizens, by furnishing the information set forth below.  RBS is the general partner of Partners and the managing member of Investors.  Investments is the general partner of RBS.  Mr. Lampert is the Chairman, Chief Executive Officer and Director of Investments.  Mr. Crowley is the President and Chief Operating Officer of Investments and a member of and Manager of Tynan.  Partners, Investors, Tynan, RBS, Investments, Mr. Lampert and Mr. Crowley are collectively defined as the “Filing Persons.”

As of February 14, 2011, (i) Partners was the record owner of 20,459,406 shares of Common Stock, (ii) Investors was the record owner of 6,612,310 shares of Common Stock, (iii) Tynan was the record owner of 40,934 shares of Common Stock, (iv) RBS was the record owner of 0 shares of Common Stock, (v) Investments was the record owner of 0 shares of Common Stock, (vi) Mr. Lampert was the record owner of 7,857,951 shares of Common Stock, and (vii) Mr. Crowley was the record owner of 0 shares of Common Stock.

ITEM 4(b)      Percent of Class:

As of February 14, 2011,the Filing Persons may be deemed to beneficially own an aggregate of 5.8% of the 600,249,654 Shares outstanding as of December 31, 2010, as disclosed in the amendment to Schedule 13D filed by Doris F. Fisher with the Securities and Exchange Commission on January 27, 2011.

ITEM 4(c)      Number of Shares of which such person has:

(i)         Sole power to vote or direct the vote:

See Item 5 of each cover page.

(ii)        Shared power to vote or direct the vote:                                                      0

(iii)       Sole power to dispose or direct the disposition of:

See Item 7 of each cover page.

(iv)       Shared power to dispose or direct the disposition of:                                  0

ITEM 5:         Ownership of Five Percent or Less of a Class:

Not applicable.

ITEM 6:         Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

ITEM 7:         Identification and Classification of the Subsidiary Which Acquired the
                        Security Being Reported on By the Parent Holding Company:

Not applicable.

ITEM 8:         Identification and Classification of Members of the Group:

See Item 4(a).

ITEM 9:         Notice of Dissolution of a Group:

Not applicable.

ITEM 10:       Certification.

By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2011

ESL PARTNERS, L.P.

By:  RBS Partners, L.P., as its general partner

By:  ESL Investments, Inc., as its general partner

By:  /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title: Chief Financial Officer

ESL INVESTORS, L.L.C.

By:  RBS Partners, L.P., as its managing member

By:  ESL Investments, Inc., as its general partner

By:  /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title:  Chief Financial Officer

TYNAN, LLC

By:       /s/ William C. Crowley
Name:  William C. Crowley
Title:  Manager

RBS PARTNERS, L.P.

By:  ESL Investments, Inc., as its general partner

By:  /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title:  Chief Financial Officer

ESL INVESTMENTS, INC.

By:  /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title:  Chief Financial Officer

EDWARD S. LAMPERT

/s/ Edward S. Lampert

WILLIAM C. CROWLEY

/s/ William C. Crowley

EXHIBITS

Exhibit 1

Joint Filing Agreement, dated February 14, 2011, by and among ESL Partners, L.P., ESL Investors, L.L.C., Tynan, LLC, RBS Partners, L.P., ESL Investments, Inc., Edward S. Lampert and William C. Crowley.

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13G (including amendments thereto) with regard to the common stock of The Gap, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.  In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of February 14, 2011.

ESL PARTNERS, L.P.

By:  RBS Partners, L.P., as its general partner

By:  ESL Investments, Inc., as its general partner

By:  /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title: Chief Financial Officer

ESL INVESTORS, L.L.C.

By:  RBS Partners, L.P., as its managing member

By:  ESL Investments, Inc., as its general partner

By:  /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title:  Chief Financial Officer

TYNAN, LLC

By:       /s/ William C. Crowley
Name:  William C. Crowley
Title:  Manager

RBS PARTNERS, L.P.

By:  ESL Investments, Inc., as its general partner

By:  /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title:  Chief Financial Officer

ESL INVESTMENTS, INC.

By:  /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title:  Chief Financial Officer

EDWARD S. LAMPERT

/s/ Edward S. Lampert

WILLIAM C. CROWLEY

/s/ William C. Crowley